Exhibit 16.1

July 31, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We are writing to you in response to the request of Pacific Coast Oil Trust (the “Trust”) pursuant to Item 304(a)(3) of Regulation S-K of the rules and regulations of the Securities and Exchange Commission (“Regulation S-K”), regarding Item 4.01 of the Current Report on Form 8-K of the Company (the “8-K”) filed with the Securities and Exchange Commission on July 17, 2025. Specifically, Pannell Kerr Forster of Texas, P.C. (PKF” or the “Firm”) agrees, disagrees or has no basis to agree or disagree, with certain statements concerning our Firm set forth in Item 4.01 of the 8-K, as described below. To the extent we do not discuss or comment on other statements contained therein, we have no basis to agree or disagree.

PFK agrees with the first four paragraphs of Item 4.01.

PKF has no basis to agree or disagree with the fifth paragraph.

PKF has no basis to agree or disagree with the first sentence of the sixth paragraph. PKF agrees with the second sentence of the sixth paragraph and has no basis to agree or disagree with the remainder of the sixth paragraph.

PKF agrees with the seventh paragraph.

We understand that under applicable SEC regulations, the Company is required to file this letter as an exhibit to the Form 8-K.

Sincerely,

Pannell Kerr Forster of Texas, P.C.

/s/ Pannell Kerr Forster of Texas, P.C.